                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

              TEKINSIGHT.COM, INC. (FORMERLY TADEO HOLDINGS, INC.)
              ----------------------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                         87910V107 (FORMERLY 873589105)
                        -------------------------------
                                 (CUSIP NUMBER)


                                    12/31/99
                             ---------------------
                                     (DATE)



        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------

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CUSIP NO.    87910V107 (FORMERLY 873589105)
           ----------------------------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons              I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
     Above Persons
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a)
     Member of a Group                          ---------------
     (See Instructions)                      (b)
                                                ---------------

--------------------------------------------------------------------------------

3)   SEC Use only

--------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                            ILLINOIS

--------------------------------------------------------------------------------

Number of Shares             (5)  Sole Voting Power                301,833
Beneficially                                                   --------------
Owned by                     (6)  Shared Voting Power                    0
Each Reporting                                                 --------------
Person with                  (7)  Sole Dispositive Power           301,833
                                                               --------------
                             (8)  Shared Dispositive Power               0
                                                               --------------

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                 301,833
     Owned by Each Reporting Person                            --------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                   1.9%
     by Amount in Row 9                                       ---------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                        HC
     (See Instructions)                                       --------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)         Name of Issuer:    TekInsight.com, Inc. (formerly Tadeo Holdings, Inc.)
                                     --------------------------------------------------------

Item 1(b)         Address of Issuer's principal executive
                  offices:                                    5 Hanover Street
                                                              --------------------
                                                              New York, NY 10004
                                                              --------------------
                                                              --------------------

Item 2(a)         Name of person filing:               BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,        One First National Plaza
                  if none residence:                              Chicago, IL 60670

Item 2(c)         Citizenship:                         Not Applicable

Item 2(d)         Title of class of securities:        Common Stock
                                                       ----------------------------
Item 2(e)         CUSIP No.:                           87910V107 (formerly 873589105)
                                                       -----------------------------------

Item 3.  This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of   TekInsight.com, Inc. (formerly Tadeo Holdings, Inc.):
                                   ------------------------------------------------------

                  (a)      Amount beneficially owned:                  301,833
                                                               ---------------
                  (b)      Percent of class                               1.9%
                                                               -----------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:       301,833
                                                                                -----------
                           (ii)     Shared power to vote or to direct the vote:           0
                                                                                -----------
                           (iii)    Sole power to dispose or to direct the          301,833
                                    disposition of:                             -----------

                           (iv)     Shared power to dispose or to direct the              0
                                    disposition of:                             -----------

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

Item 5.  Ownership of 5 percent or less of a Class.                                 [X]
                                                                                ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.              N/A
                                                                                ----------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                                ----------

                             Bank One Trust Company, N.A.

Item 8.  Identification and Classification of Members of the Group.                 N/A
                                                                                ----------

Item 9.  Notice of Dissolution of Group.                                            N/A
                                                                                ----------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:     February 9, 2000
       ------------------------


                                           BANK ONE CORPORATION

                                      By:  /s/ DAVID J. KUNDERT
                                           David J. Kundert
                                           EXECUTIVE VICE PRESIDENT

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